UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)

                                   37935Y 206
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                                (CUSIP Number)

                               J. MARK RUBENSTEIN
                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                                  10 STOW ROAD
                               MARLTON, NJ 08053
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           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notice and Communication)

                                NOVEMBER 6, 1998
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             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of
     1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).

CUSIP No. 37935Y 206

               1. Names of Reporting Persons
               I.R.S. Identification Nos. of above persons (entities only).

                  J. Mark Rubenstein
_______________________________________________________________________________

               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)

               a. _____________________________________________________________


               b. _____________________________________________________________

_______________________________________________________________________________

               3. SEC Use Only
_______________________________________________________________________________

               4. Source of Funds           OO
_______________________________________________________________________________

               5. Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)
_______________________________________________________________________________

               6. Citizenship or Place of Organization USA
_______________________________________________________________________________

Number of      7. Sole Voting Power                         0
Shares         _________________________________________________________________
Bene-
ficially by    8. Shared Voting Power                       0
Owned by       _________________________________________________________________
Each
Reporting      9. Sole Dispositive Power                    0
Person         _________________________________________________________________
With
               10. Shared Dispositive Power                 0
               ________________________________________________________________

               11. Aggregate Amount Beneficially Owned
                   by the Reporting Person                  0
_______________________________________________________________________________

               12. Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares
_______________________________________________________________________________

               13. Percent of Class Represented by Amount in Row (11) 0%
_______________________________________________________________________________

               14. Type of Reporting Person                           00
_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

ITEM  1. SECURITY AND ISSUER

         Common Stock, par value $.01 of Global Telecommunication Solutions, Inc., 10 Stow Road, Marlton, New Jersey 08053.

ITEM  2. IDENTITY AND BACKGROUND

         (a)   The reporting person is J. Mark Rubenstein (the "Reporting
               Person").

         (b) The address for the Reporting Person is Global Telecommunication Solutions, Inc., 10 Stow Road, Marlton, New Jersey 08053.

         (c)   The Reporting Person was formerly employed as the Vice President
               - Wholesale Sales of Global Telecommunication Solutions, Inc. (the "Issuer")

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   USA

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Agreement and Plan of Merger dated February 6, 1998 (the "Merger Agreement"), Centerpiece Communications, Inc. ("Centerpiece"), a corporation formerly wholly-owned by the Reporting Person, was merged (the "Merger") into the Issuer. In exchange for his interest in Centerpiece, the Reporting Person received 401,284 shares of the common stock of the Issuer (the "Shares") and other consideration. On November 6, 1998, the Reporting Person disposed of the Shares.

         Centerpiece was formed by the Reporting Person in 1995, and was wholly owned by him on the effective date of the Merger.

ITEM  4. PURPOSE OF TRANSACTION

         The Shares had been acquired for investment purposes pursuant to the terms of the Merger Agreement.

         In connection with the transactions governed by the Merger Agreement, the Reporting Person had been elected to the Board of Directors of the Issuer. The Reporting Person no longer serves on the Board of Directors of the Issuer.

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person owns directly and beneficially 0 shares of the common stock of the Issuer.

         (b) The Reporting Person has the sole power to vote and dispose of no shares of the common stock of the Issuer. The Reporting Person does not share the power to vote or direct the vote or the power to dispose or direct the disposition of any of the shares of the common stock of the Issuer.

         (c) On February 6, 1998, the Reporting Person had acquired the Shares directly from the Issuer pursuant to the terms of the Merger Agreement. On November 6, 1998 the Reporting Person disposed of the Shares.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Merger Agreement provided the Reporting Person with certain registration rights with respect to the Shares. Additionally, the Reporting Person and Sheldon Finkel, a significant stockholder of the Issuer, had entered into a Stockholders' Agreement dated February 6, 1998 which granted the Reporting Person "tag along rights" in the event of a sale by Mr. Finkel of shares of the Issuer owned by him. Such rights no longer apply to the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         11/16/98

_______________________________________________________________________________
Date

         /s/ J. Mark Rubenstein
_______________________________________________________________________________
Signature

         J. Mark Rubenstein
_______________________________________________________________________________
Name/Title

_______________________________________________________________________________